TAHOE RESOURCES REPORTS NET INCOME OF $31.9M IN Q1 2015
Provides updates to mining operations in Guatemala and Peru

VANCOUVER, British Columbia – April 28, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce financial results for the quarter ending March 31, 2015 and to provide a production update for its operations in Guatemala and Peru.

Highlights for the first quarter of 2015 include (all amounts in U.S. dollars unless otherwise stated):

  Net earnings for the quarter amounted to $31.9 million or $0.22 per share.
  Operating cash flow before changes in working capital was $48.9 million or $0.33 per share.
  Revenue of $85.3 million generated from concentrate sales at operating costs of $40.3 million resulted in earnings from operations of $38.7 million.
  Silver production amounted to 4.6 million ounces based on a mill throughput average 3,724 tonnes per day (tpd).
  Total cash costs net of byproduct credits of $7.10 and an all-in sustaining cost (AISC) of $9.78 per ounce produced were realized during the quarter.
  Realized silver price from concentrate sales averaged $17.16 per ounce.
  The Company returned $8.9 million to shareholders through the monthly dividend.
  Cash and equivalents at quarter-end were $86.0 million.

Financial data for the La Arena mine in Peru are not included in the first quarter 2015 results.

Escobal Update
Mill throughput for the quarter was 335,174 tonnes at a silver grade of 500 grams per tonne (gpt). Development of the second mining front on the 1190 level is on track to meet the mid-year target. Commissioning of the fourth tailings filter is on schedule for the second quarter and the new paste plant is expected to be commissioned early in the third quarter, in advance of the 4500 tpd ramp-up.

La Arena Update
Gold produced and sold at La Arena during the quarter was 56,354 ounces at an average realized price of $1,201 per ounce.

“Operations at the Escobal silver mine in Guatemala and the La Arena gold mine in Peru continue to perform within guidance. A culture of continual cost optimization remains the focus at both operationswhile keeping high standards of safety and responsibility. The Shahuindo gold project is continuing on schedule and within budget with the objective to produce first gold in early 2016,” said Tahoe CEO Alex Black.

“The integration of our personnel at the corporate and operational level is advancing well following the recent merger of Tahoe with Rio Alto Mining Limited. Developing and strengthening our human talent will be a key focus during the rest of the year,” he added.

Successful Execution of Warrants
All outstanding Rio Alto April 12, 2015 warrants have been exercised subsequent to the closing of the Plan of Arrangement and prior to their April 12, 2015 expiry, adding CAD$21.2 million to the Company’s cash balance during the second quarter.

Conference Call
Tahoe’s senior management will host a conference call to discuss the first quarter results on Wednesday, April 29, 2015 at 7:00 a.m. PDT. To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at the Company’s website.

Complete financial results as well as the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com).

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO and has received a provisional listing on the Bolsa de Valores in Peru.

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Qualified Person Statement
Technical information in this news release has been approved by Charlie Muerhoff, Vice President Technical Services, a Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
Tahoe has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. Tahoe’s “Total Cash Costs” are divided by the number of silver ounces contained in concentrate to calculate per ounce figures. Tahoe’s Escobal mine produces primarily silver with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of Tahoe’s revenue from the Escobal mine and is considered byproduct. When deriving the production costs associated with an ounce of silver, Tahoe deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation.

Tahoe reports total cash costs (silver) on a silver ounces produced basis. Tahoe follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

Tahoe has also adopted the reporting of AISC per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning under IFRS, and Tahoe has utilized an adapted version of the guidance released by the World Gold Council. AISC (silver) include total production cash costs incurred at the Escobal mine, sustaining capital expenditures, corporate administrative expense incurred outside Peru, exploration and evaluation costs incurred outside Peru, and reclamation and closure accretion for the Escobal mine. Tahoe believes that this non-GAAP measure represents the total costs of producing silver from the Escobal mine and provides additional information about Tahoe’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. This measure has no standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

These non-IFRS financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Total cash costs per ounce before byproduct credits	$10.06
Less gold credit	0.57
Less lead credit	0.85
Less zinc credit	1.54
Total cash costs per ounce net of byproduct credits	$7.10

Gold, lead and zinc byproduct credits are calculated as follows:

	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	2,173	$1,203	$2,615	$0.57
Lead Tonnes	2,210	$1,763	$3,898	$0.85
Zinc Tonnes	3,495	$2,023	$7,066	$1.54

Tahoe believes these measures will provide investors and analysts with useful information about Tahoe’s underlying cash costs of operations, the impact of byproduct credits on Tahoe’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning future silver and gold production and future cash flow generation and financial returns.

In respect of the forward-looking statements, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Forward-looking information relating to future silver and gold production, future cash costs of production, silver and gold resources and reserves, the development of the Shahuindo gold mine and the expansion of the Escobal silver mine, is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties in light of new royalty legislation in Guatemala; the price of silver, gold, and other metals; costs of development and production; Tahoe’s ability to operate in a safe and effective manner; and its ability to obtain financing on reasonable terms. Total cash cost and AISC projections include a number of forward-looking assumptions including implementation of a new royalty law, estimated prices of byproduct metals, budgeted cost and consumption of certain consumables as well as effectiveness and timing of cost-saving initiatives.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s control. These include, but are not limited to, business integration risks; operational risks in development, exploration and production for precious metals including, but not limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, and civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of the new Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information. The forward-looking statements and information contained in this news release are made as of the date hereof and Tahoe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807